Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Third Quarter and Nine-Months Period Ended September 30, 2025 Financial Results

Or Yehuda, Israel, November 20, 2025 – Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula Systems,” or the “Company”), a global information technology group engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products, today announced its third quarter and nine-months period ended September 30, 2025 results of operations.

Financial Highlights for the Quarter Ended September 30, 2025

●

On August 13, 2025, Sapiens International Corporation N.V, (hereafter “Sapiens”) announced that it has entered into a definitive agreement to be acquired by Advent, a leading global private equity investor, for $43.50 per common share, in an all-cash transaction. Under the terms of the agreement, the Company will continue to retain significant minority ownership in Sapiens, which under the new structure will translate into an approximately 18% ownership stake. Retaining this meaningful minority position reflects the Company’s continued conviction in Sapiens’ long-term strategy, its talented team, and the exciting opportunities ahead in partnership with Advent to accelerate the transition to AI and SaaS, delivering the next generation of insurance solutions for Sapiens customers. On November 19, 2025, Sapiens held an extraordinary general meeting of shareholders at which all proposals relating to the definitive agreement were approved. The transaction is expected to close during 2025 fourth quarter or during the first quarter of 2026, subject to the satisfaction of customary closing conditions and receipt of regulatory approvals. Following the signing of the definitive agreement by Sapiens’ to be acquired by Advent and its approval by Sapiens’ shareholders, the consolidated results of Sapiens are reported separately as discontinued operations in our third quarter financial statements.

●	Revenues for the third quarter ended September 30, 2025, increased by approximately 23.6% year over year, to approximately $696.6 million, compared to approximately $563.6 million in the same period last year.

●

Operating income for the third quarter ended September 30, 2025, increased by approximately 10.8% year over year, to approximately $54.6 million, compared to approximately $49.2 million in the same period last year. Operating income for the third quarter ended September 30, 2024 included a capital gain in an amount of $6.5 million, realized from the initial public offering of our affiliate, TSG IT Advanced Systems Ltd, on the Tel-Aviv stock exchange. This gain reflected the appreciation in value of our investment in TSG IT Advanced Systems Ltd and was recorded under “Other income, net” in our consolidated financial statements. Excluding the capital gain recorded with respect to TSG IT Advanced Systems’ initial public offering, operating income for the third quarter ended September 30, 2025 would have increased by approximately 27.7% compared to the same period last year.

●	Net income from continued operation attributable to Formula Systems’ shareholders for the third quarter ended September 30, 2025, decreased by approximately 26.4% year over year, to approximately $11.6 million, or $0.73 per fully diluted share, compared to $15.8 million, or $1.00 per fully diluted share, in the same period last year. Excluding the impact of the capital gain recorded with respect to TSG IT Advanced Systems initial public offering, net income from continued operation attributable to Formula Systems’ shareholders for the third quarter ended September 30, 2025, would have increased by approximately 25.2% compared to the same period last year.

●

Net income attributable to Formula Systems’ shareholders for the third quarter ended September 30, 2025, decreased by approximately 26.6% year over year, to approximately $17.3 million, or $1.08 per fully diluted share, compared to $23.6 million, or $1.51 per fully diluted share, in the same period last year. Excluding the impact of the capital gain recorded with respect to TSG IT Advanced Systems initial public offering, net income attributable to Formula Systems’ shareholders for the third quarter ended September 30, 2025 would have increased by approximately 1.2% compared to the same period last year.

Financial Highlights for the Nine-Months Period Ended September 30, 2025

●	Revenues for the nine-months period ended September 30, 2025, increased by approximately 15.6% to approximately $1.92 billion, compared to approximately $1.66 billion in the same period last year.

●	Operating income for the nine-months period ended September 30, 2025, increased by approximately 14.4% to approximately $154.8 million, compared to approximately $135.3 million in the same period last year. Excluding the capital gain recorded with respect to TSG IT Advanced Systems initial public offering, operating income for the nine-months period ended September 30, 2025, would have increased by approximately 20.2% compared to the same period last year.

●	Net income from continued operation attributable to Formula Systems’ shareholders for the nine-months period ended September 30, 2025, decreased by approximately 12.8% year over year, to approximately $32.2 million, or $2.02 per fully diluted share, compared to approximately $36.9 million, or $2.36 per fully diluted share, in the same period last year. Excluding the impact of the capital gain recorded with respect to TSG IT Advanced Systems initial public offering, net income from continued operation attributable to Formula Systems’ shareholders for the nine-months period ended September 30, 2025, would have increased by approximately 5.9% compared to the same period last year.

●

Net income attributable to Formula Systems’ shareholders for the nine-months period ended September 30, 2025, decreased by approximately 13.3% year over year, to approximately $51.7 million, or $3.24 per fully diluted share, compared to approximately $59.6 million, or $3.81 per fully diluted share, in the same period last year. Excluding the impact of the capital gain recorded with respect to TSG IT Advanced Systems initial public offering, net income attributable to Formula Systems’ shareholders for the nine-months period ended September 30, 2025, would have decreased by approximately 2.7% compared to the same period last year.

●

As of September 30, 2025, Formula Systems held 48.12%, 43.42%, 46.71%, 69.1%, 42.32%, 90.1%, 80%, 100%, 100% and 51% of the outstanding ordinary shares of Matrix IT Ltd., Sapiens International Corporation N.V., Magic Software Enterprises Ltd., Michpal Technologies Ltd., TSG IT Advanced Systems Ltd., Insync Staffing Solutions, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., Shamrad Electronics (1997) Ltd., and Hashahar Telecom and Electricity Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $432.1 million as of September 30, 2025, compared to approximately $563.2 million as of December 31, 2024.

●	Total equity as of September 30, 2025, was approximately $1.58 billion (representing 47.4% of the total consolidated statements of financial position), compared to approximately $1.39 billion (representing 46.1% of the total consolidated statements of financial position) as of December 31, 2024.

Declaration of Dividend for the Third Quarter of 2025

●

Based on the Company’s results, the Company’s board of directors approved the distribution of a cash dividend in an amount of NIS 1.64 per share (approximately $0.50 per share) and in an aggregate amount of approximately NIS 25.2 million (approximately $7.7 million).

●	The dividend is payable on January 13, 2026, to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on December 30, 2025. The dividend will be paid in New Israeli Shekels with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and American Depositary Receipts traded on the Nasdaq Global Select Market.

In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Debentures Covenants

As of September 30, 2025, Formula Systems was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula Systems’ shareholders (excluding non-controlling interests): required to be above $325 million.

●	Actual equity attributable to Formula Systems’ shareholders as of September 30, 2025 was $777.7 million.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula Systems’ Series C and D Secured Debentures): required to be below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of September 30, 2025, was 6.34%.

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): required to be below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of September 30, 2025 was 0.13.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We are very pleased to continue our strong momentum delivering solid and consistent results this quarter. Our performance underscores our sustained commitment to fostering durable growth and operational excellence across all major parts of our business lines. We take pride in our ongoing recognition as industry leaders, as we broaden and advance our capabilities in rapidly evolving technologies, including cloud, cybersecurity, digital solutions, data, DevOps and AI. These technologies enable us to provide significant value to our customers by supporting them in optimizing, accelerating and scaling their operations.”

“Matrix reported its best third quarter in history with record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the third quarter grew by approximately 15.7% year over year, when measured based on New Israeli Shekel, reaching an all-time third quarter high of NIS 1.64 billion (approximately $488.0 million). Operating income for the third quarter increased by 21.5%, year over year, when measured based on New Israeli Shekel, reaching an all-time third quarter high of NIS 131.5 million (approximately $39.1 million). Matrix’s leading position, particularly in high-demand technologies and solutions, its broad range of technological services and solutions, its wide sectoral diversification, and its wide U.S. operations all enable Matrix to maintain its vitality, value, and leadership in the industry for its clients, partners, and investors. These strengths allow Matrix to continue demonstrating growth even during challenging political and security periods, including the mobilization of hundreds of Matrix employees to reserve duty.”

“Magic Software reported another strong quarter of growth and resilience, delivering record breaking third quarter and nine-months period performance in key financial indices, achieving all-time highs in revenues, gross profit and operating income, while continuing to strengthen its operational foundations and expand its strategic footprint in key markets, including the United States, where momentum remains robust. Magic Software results of operations demonstrate its strong position in the IT market along with the sustained demand for its digital, AI-driven and cloud transformation solutions, combined with disciplined execution across the organization. Magic Software revised its full-year 2025 revenue guidance, increasing the previous estimated range of $600 million to $610 million to a revised range of $610 million to $620 million. This updated guidance reflects Magic Software’s sustained operational momentum and favorable outlook for the fourth quarter of the fiscal year, representing an anticipated annual revenue growth rate of approximately 10.4% to 12.2%. We believe in Magic Software’s ability to sustain momentum and drive long-term profitability, delivering lasting value to its shareholders.”

Matrix IT and Magic Software are now advancing into the final phase of completing the merger of Magic Software into Matrix IT, an undertaking that represents the largest merger ever executed in the Israeli IT sector, subject to receipt of all required regulatory approvals, including approval at the special general meetings of shareholders of each of the companies, both scheduled for December. This transaction constitutes for both companies a pivotal strategic milestone. The merger is expected to significantly enhance the combined entity’s scale, capabilities, and global positioning, creating one of the largest publicly traded IT services companies worldwide. Based on current share prices of both companies. the combined entity is projected to exceed a valuation of NIS 11 billion (approximately $3.4 billion) and will benefit from an expanded international footprint, with particular strengthening in its core target market in the United States.

“Michpal Technologies’ successfully concluded on September 21, 2025 its initial public offering of 4,910,000 ordinary shares on the Tel-Aviv stock exchange at an initial public offering price of NIS 61.1 per share (approximately $18.6 per share) raising approximately NIS 288.7 million, net of issuance expenses (approximately $87.3 million). Michpal Technologies together with its subsidiaries (collectively, the “Michpal Group”) engage in the fields of payroll, recruitment, time and attendance, pension administration, and human resources, as well as in the provision of software solutions for business and financial processes. As part of its activities, the Michpal Group develops and offers a broad suite of services, software products and proprietary technological solutions covering the full spectrum of human capital management within organizations. These offerings integrate cloud-based, artificial intelligence and automation technologies, alongside advanced solutions for the management of complex (partly digital) business processes across multiple use cases. Michpal Technologies concluded the third quarter of 2025 with revenues of NIS 49.8 million (approximately $14.8 million), growing 24.1% year over year when measured based on New Israeli Shekel.

“TSG concluded the third quarter of 2025 with strong results, demonstrating significant growth in revenue and profits. Revenues for the third quarter of 2025 increased by 30.4% year over year, when measured based on New Israeli Shekel, to NIS 109.8 million (approximately $32.6 million). Operating income for the third quarter, when measured based in New Israeli Shekel, increased by 50.9% year-over-year, when measured based on New Israeli Shekel, to NIS 10.1 million (approximately $3.0 million), compared to NIS 6.7 million (approximately $1.8 million) in the same period last year. TSG’s continued growth is driven by a combination of business combination and organic expansion, mainly in its defense-sector activities, including, among other things, the initial delivery of licenses to the United States Army pursuant to a strategic agreement with an American company. Concurrently, TSG is experiencing growing demand from local municipalities and public-sector entities.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula Systems’ stand-alone financial position in reference to its assets and liabilities as the parent company of its group of companies. These financial measures are prepared consistently with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula Systems’ share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula Systems believes that these financial measures provide useful information to management and investors regarding Formula Systems’ stand-alone financial position. Formula Systems’ management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analysis. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula Systems’ financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with GAAP. Formula Systems urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula Systems

Formula Systems, whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389487

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on Formula Systems’ (“we,” “us” or “our”) beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including persistent inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and the telecom, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission on May 14, 2025, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance, events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2025(*)	2024(*)	2025(*)	2024(*)
	Unaudited		Unaudited
Revenues	696,638	563,631	1,918,748	1,660,220
Cost of revenues	560,930	453,652	1,539,697	1,335,746
Gross profit	135,708	109,979	379,051	324,474
Research and development costs, net	4,936	4,528	14,736	11,847
Selling, marketing and general and administrative expenses	76,218	63,432	209,531	184,559
Other income, net	-	7,207	-	7,207
Operating income	54,554	49,226	154,784	135,275

Financial expenses, net	8,852	6,327	26,451	17,132

Income before taxes on income	45,702	42,899	128,333	118,143
Taxes on income	11,940	9,598	33,750	28,017
Income after taxes	33,762	33,301	94,583	90,126
Share of profit of companies accounted for at equity, net	928	324	1,967	293
Net income from continued operations	34,690	33,625	96,550	90,419
Net income from discontinued operations	13,269	18,059	45,237	52,318
Net income	47,959	51,684	141,787	142,737
Net income attributable to non-controlling interests from continued operations	23,096	17,865	64,384	53,532
Net income attributable to non-controlling intersts from discontinued operations	7,535	10,201	25,706	29,589
Net income attributable to non-controlling interest	30,631	28,066	90,090	83,121

Net income attributable to Formula's shareholders from continued operations	11,594	15,760	32,166	36,887
Net income attributable to Formula's shareholders from discontinued operations	5,734	7,858	19,531	22,729
Net income attributable to Formula's shareholders	17,328	23,618	51,697	59,616

Earnings per share from continued operations (basic)	0.76	1.03	2.10	2.42
Earnings per share from discontinued operations (basic)	0.37	0.52	1.28	1.49
Earnings per share (basic)	1.13	1.55	3.38	3.91

Earnings per share from continued operations (diluted)	0.73	1.00	2.02	2.36
Earnings per share from discontinued operations (diluted)	0.35	0.51	1.22	1.45
Earnings per share (diluted)	1.08	1.51	3.24	3.81

Number of shares used in computing earnings per share (basic)	15,309,139	15,305,453	15,308,389	15,304,360
Number of shares used in computing earnings per share (diluted)	15,804,200	15,650,374	15,765,582	15,616,220

(*)	Following the signing of a definitive agreement by Sapiens’ to be acquired by Advent and its approval by Sapiens’ shareholders, the consolidated results of Sapiens are reported separately as discontinued operations in our third quarter financial statements.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2025(*)	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	431,312	507,799
Short-term deposits	770	55,401
Trade receivables, net	784,099	803,235
Prepaid expenses and other accounts receivable	80,562	89,882
Inventories	26,271	30,728
Assets in disposal groups classified as held for sale	737,845	-
Total current assets	2,060,859	1,487,045

NON-CURRENT ASSETS:
Long-term investments and receivables	52,505	54,629
Deferred taxes	26,549	33,850
Investments in companies accounted for at equity	37,085	39,196
Property, plant and equipment, net	45,891	51,795
Right-of-use assets	147,796	156,225
Intangible assets, net and goodwill	956,582	1,192,156
Total non-current assets	1,266,408	1,527,851

Total assets	3,327,267	3,014,896

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	173,938	141,782
Debentures	75,305	86,782
Current maturities of lease liabilities	41,516	45,240
Trade payables	285,476	296,211
Deferred revenues	146,576	173,959
Employees and payroll accrual	203,815	234,845
Other accounts payable	60,547	98,046
Dividend payable	7,838	-
Liabilities in respect of business combinations	7,504	9,191
Put options of non-controlling interests	61,403	52,420
Liabilities directly associated with assets in disposal groups classified as held for sale	226,368	-
Total current liabilities	1,290,286	1,138,476

LONG-TERM LIABILITIES:
Loans from banks and others	72,038	62,733
Debentures	163,446	188,090
Lease liabilities	112,454	119,586
Other long-term liabilities	81	11,708
Deferred taxes	39,722	42,894
Deferred revenues	17,089	12,522
Liabilities in respect of business combinations	9,503	8,751
Put options of non-controlling interests	39,566	30,553
Employee benefit liabilities	5,714	10,238
Total long-term liabilities	459,613	487,075

EQUITY
Total equity attributable to Formula Systems (1985) Ltd. shareholders	777,693	679,338
Non-controlling interests	799,675	710,007
Total equity	1,577,368	1,389,345

Total liabilities and equity	3,327,267	3,014,896

(*)	Following the signing of a definitive agreement by Sapiens’ to be acquired by Advent and its approval by Sapiens’ shareholders, the consolidated results of Sapiens are reported separately as discontinued operations in our third quarter financial statements.

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	September 30,	December 31,
	2025	2024
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	68,390	25,599
Dividend receivable	16,044	12,013
Sapiens International Corporation N.V. classified as held for sale	277,960	-
Other accounts receivable and prepaid expenses	3,448	4,798
Total current assets	365,842	42,410

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	183,429	162,133
Sapiens International Corporation N.V.	-	264,349
Magic Software Enterprises Ltd.	133,247	133,786
TSG	23,000	20,453
Michpal Group	112,605	69,127
ZAP	55,834	55,392
Other	48,528	47,722
Total investment in subsidiaries and a jointly controlled entity	556,643	752,962

Other investments and Long term receivables	21,683	24,860
Property, plants and equipment, net	14	10
Total non-current assets	578,340	777,832

Total assets	944,182	820,242

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	2,527	2,294
Debentures	51,795	45,807
Trade payables	1,216	1,146
Other accounts payable	5,860	2,109
Put options of non-controlling interests	1,181	1,005
Dividends payable	7,838	-
Total current liabilities	70,417	52,361

LONG-TERM LIABILITIES:
Loans from banks and others	1,470	3,047
Debentures	94,602	85,496
Total long-term liabilities	96,072	88,543

EQUITY	777,693	679,338

TOTAL LIABILITIES AND EQUITY	944,182	820,242

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the Group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.